Brent B. Siler (703) 456-8058 bsiler@cooley.com	VIA EDGAR

January 28, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn:                    Ms. Barbara C. Jacobs

Mr. Matthew Crispino

Mr. Ryan Rohn

Mr. Stephen Krikorian

Re:                             2U, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted December 11, 2013

CIK No. 0001459417

Ladies and Gentlemen:

On behalf of our client, 2U, Inc. (“2U” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 7, 2014 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), 2U has revised the Draft Registration Statement and is confidentially submitting a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on December 11, 2013.

Set forth below are the Company’s responses to the Comments.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Amended DRS.

General

1.                                      We are in receipt of your request for confidential treatment dated December 11, 2013 in connection with Exhibits 10.1 and 10.2. Comments, if any, will be issued in a separate letter. Any comments must be resolved and your application must be complete before we may accelerate the effective date of the registration statement.

Response to Comment 1:

The Company acknowledges the Staff’s comment.

2.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response to Comment 2:

The Company acknowledges the Staff’s request and undertakes to comply with it as applicable. At this time, neither the Company nor anyone authorized on its behalf has presented any written communications in reliance on Section 5(d) of the Securities Act to potential investors. In addition, to the Company’s knowledge, to date, no broker or dealer that is participating or will participate in the Company’s initial public offering has published or distributed a research report in reliance upon Section 2(a)(3) of the Securities Act.

3.                                      We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

Response to Comment 3:

The Company acknowledges the Staff’s comment and understands that the Staff may have further comments at the time the Company publicly files the Registration Statement, or an amendment thereto, that includes a proposed price range.

4.                                      Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. See Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations, available on our website.

Response to Comment 4:

The Company acknowledges the Staff’s comment and undertakes to supplementally provide copies of any graphical materials or artwork to the Staff as soon as possible.

Prospectus Summary, page 1

5.                                      We note the risk factor disclosure on page 36 discussing the concentration of ownership of your common stock among your existing officers, directors and principal stockholders. Disclose in the summary that your directors, executive officers and principal stockholders will continue to have a substantial control over the company after the offering and disclose the percentage of your voting power to be held by affiliates following the offering.

Response to Comment 5:

In response to the Staff’s comment, the Company has added the requested disclosure on page 8 of the Amended DRS.

Company Overview, page 1

6.                                      Please provide support for your claim of leadership in the first sentence. Also, disclose the basis for the statement on page 5 that you believe your programs produce student outcomes that are “generally equal to or better than their on-campus programs in terms of student satisfaction, graduation rates and other key measures of success.”

Response to Comment 6:

In response to the first part of the Staff’s comment, the Company advises the Staff that the application of software-as-a-service, or SaaS, technology to higher education is relatively new, with only a few companies participating in this market.  Because this market is still evolving, with the first publications about the sector dating to early 2012, the Company advises the Staff there is very little third-party research on the market and the relative positions of its participants.  However, the Company has been identified as a leader and pioneer in a number of media publications, including the following (copies of which the Company has supplementally provided under separate cover to Mr. Crispino):

•                  On May 9, 2012, in a site posting entitled “10 Start-ups Changing the World and What We Can Learn From Them,” Forbes magazine wrote that the Company had “emerged as the market leader in the rapidly evolving School-as-a-Service sector.”

•                  On January 2013, Forbes wrote that the Company was “a pioneer in offering for-credit graduate level coursework, beginning with master’s degrees from the likes of the University of Southern California and Georgetown.”

•                  On November 11, 2013, in a site posting entitled “How Online Education Fuels Entrepreneurship,” Forbes wrote that the Company was “leading a movement in transforming how we access education.”

•                  On January 7, 2014, in a site posting entitled “10 Wildly Successful Startups and Lessons to Learn From Them,” Inc. magazine noted that the Company is “a leading player in the education-tech world, offer[ing] infrastructure, marketing and software-as-a-service technology to help universities digitize and scale their programs.”

The Company’s claim of leadership is also based on its own understanding of the market and its competitors, as well as feedback from its clients, other colleges and universities, and knowledgeable observers of the higher education marketplace relating to the Company’s perception as a leader in the market, particularly with respect to each of the following attributes:

•                  relative market share of market participants in serving the elite universities targeted by the Company;

•                  number of educational institution clients;

•                  revenue base;

•                  time serving the market;

•                  breadth and comprehensiveness of product offerings;

•                  innovation; and

•                  thought leadership.

In response to the second part of the Staff’s comment, the Company has revised the disclosure on pages 5 and 83 of the Amended DRS.

Risk Factors

“Disruption to or failures of our platform could reduce client and student satisfaction…,” page 16

7.                                      The last paragraph of this risk factor discusses risks associated with security threats to your technology platform. The same risks appear to be discussed in greater detail on page 20 in the risk factor with the following caption: “If our security measures are breached or fail…” Please eliminate the duplicative disclosure in this risk factor or advise why you believe it is appropriate.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 20 and 21 of the Amended DRS.

“Our employees located outside the United States…,” page 24

8.                                      You disclose in this risk factor that you have an office in Hong Kong for program marketing and student support. Please tell us your considerations of disclosing the number of international students currently enrolled in your programs. In this regard, we note these numbers would provide context to your disclosures.

Response to Comment 8:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 24 of the Amended DRS.  The Company believes that the number of countries from which its clients draw students gives more meaningful context for this risk than the total number of international students enrolled in its clients’ programs at any given time.  For each student located in a foreign country, the Company must comply with the laws of the foreign country, regardless of how many students are enrolled in its clients’ programs from that foreign country.

“We might not be able to utilize a significant portion of our net operating loss carryforwards…,” page 25

9.                                      Please quantify your currently available net operating loss carryforwards and, to the extent possible, the limits on the use of such losses due to past and future ownership changes.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 25 of the Amended DRS.

The Company supplementally advises the Staff that, as described on page 25 of the Amended DRS, it has not yet completed its analysis of the extent, if any, to which such loss carryforwards may be limited.

Special Note Regarding Forward-Looking Statements, page 41

10.                               We note the statements in this section that the industry publications, surveys and forecasts from which information in the prospectus has been derived “generally indicate that their information has been obtained from sources believed to be reliable,” and that “higher education is subject to a high degree of uncertainty and risk due to a variety of factors.” Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Response to Comment 10:

In response to the Staff’s comment, the Company has deleted the referenced statements on page 40 of the Amended DRS.

Use of Proceeds, page 42

11.                               You disclose that you will use the net proceeds from the offering for “working capital and other general corporate purposes.” Please revise to provide more details regarding what constitutes “working capital and other general corporate purposes.” In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504. We note on pages 81 and 82 you describe your growth strategy but do not indicate if it will be funded with offering proceeds.

Response to Comment 11:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on pages 10 and 41 of the Amended DRS.

Management’s Discussion and Results of Operations

Overview, page 50

12.                               Expand your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term. For example, consider discussing the challenges and risks you face from your recent rapid growth and your history of losses, as well as uncertainties related to the applicability of the incentive compensation rule to your business. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350. Also, you disclose in Note 12 to your Consolidated Financial Statements that you recently signed contracts with universities in England and Australia. Please revise your Management Discussion to discuss the impact of these agreements on the company’s business. Finally, we note that you utilize both web-based and mobile applications in your programs. Tell us if you track revenue or participation rates based on whether your programs are accessed through web-based or mobile devices. If so, address any trends observed in such data.

Response to Comment 12:

In response to the Staff’s comment, the Company has expanded the disclosure on page 50 of the Amended DRS.

In response to the last part of the Staff’s comment, the Company advises the Staff that it does not track revenue or participation rates based on the device from which students access the Company’s platform, nor whether the access is obtained from a computer or mobile device.  Students may access educational content from any Internet connection, so long as the student has a webcam and the ability to access video and audio.  The Company believes that the students enrolled in its clients’ programs often access content from a variety of devices during any particular term, both mobile and non-mobile. The Company’s revenue does not depend on the type of device that students use to access its clients’ programs.

Key Business and Financial Performance Metrics, page 52

13.                               Explain why you do not include unique students and total number of course enrollments as key metrics for each reporting period included in this filing. Further, tell us why you do not disclose the number of students enrolled by semester and the revenue earned from each student. In addition, you should provide definitions for each of these terms in the prospectus.

Response to Comment 13:

The Company advises the Staff that it does not calculate the total number of course enrollments for interim periods, as it believes that changes and variability in its clients’ academic schedules could make those comparisons misleading. The Company’s clients’ programs generally start classes for new and returning students four times per year on average. These class starts are not evenly spaced throughout the year, however, and they do not necessarily correspond to the traditional academic calendar or the fiscal calendar and may vary from year to year. For example, a particular program may have a term that begins before the end of a calendar quarter in one year, but that same program’s corresponding term may start after the beginning of the next calendar quarter in the following year.  This year-to-year variation could result in a change in total course enrollments during an interim period that would not accurately reflect the revenue trends for its business. Changes in academic schedules rarely occur over the course of a full calendar year, however, and academic terms rarely straddle calendar years. Accordingly, the Company considers the metric of total number of course enrollments meaningful only for calendar year periods.

As to the number of unique students in a particular fiscal period, the Company does not believe it is able to measure this metric in a manner that would be meaningful to investors without also being misleading.  The Company’s business does not operate around semesters in the same manner as a traditional education institution.  Each of the Company’s clients sets its own academic schedules, which are not consistent from client to client or even between programs at the same client.  Clients offer different numbers of academic terms per year and, as described above, those terms may start and end at different times and some concentrations or tracks may only start during certain terms.  The Company supports in-session programs on a continuous basis throughout the year and is not able to identify any consistently definable academic terms across its client base. Accordingly, the Company does not believe it is possible for it to report the number of unique students enrolled by fiscal period in a way that would allow for a meaningful comparison between periods. The Company advises the Staff that its inclusion of an inception-to-date unique student enrollment number is intended to provide investors with a measure of the scope of the Company’s business, but not to provide a basis for financial analysis of the Company for any particular period.

With regard to revenue earned from each student, the Company advises the Staff that it does not earn revenue directly from students, but rather from its university clients.  While the Company’s revenue is related to the number of students it supports in its clients’ programs, the Company believes that its revenue is more closely correlated with the number of total course enrollments. Additionally, there are other material factors involved that vary, sometimes significantly, from program to program, including net program tuition, revenue share percentage and full-time/part-time enrollment characteristics.  When these factors are combined with the Company’s inability to identify definable semesters across its client base as discussed above, the Company does not believe it is possible to disclose revenue earned from each student for its business in a way that would be meaningful to investors.

In addition, for purposes of clarity, the Company has revised the disclosure on pages 1, 49, 52, 53, 74 and 75 of the Amended DRS.

14.                               We note from discussion in the business section that you track the percentage of your revenue attributable to returning students. Tell us whether this is a metric that your management uses to evaluate its business.

Response to Comment 14:

The Company advises the Staff that it tracks the percentage of its revenue attributable to returning students not as a metric to evaluate the performance of its business, but rather as a basis for preparing its internal revenue forecasts. The Company has included this metric in the prospectus primarily to illustrate for investors that the percentage of revenue from returning students is significant and contributes to the predictability of its revenue streams in future periods.  It does not, however, believe that this metric would be useful to investors in terms of assessing the Company’s performance, particularly on a period-to-period comparative basis.

The Company supplementally advises the Staff that it has observed that the highest student attrition in its clients’ programs has historically occurred after the first semester.  As a result, the Company believes that students who return for their second semester are more likely to continue through the remainder of the program.  While there still may be student attrition in later periods, it has historically occurred at a lower rate and has not fluctuated significantly during such later periods.  Because students returning for their second and subsequent semesters have a higher likelihood of continuing to graduation, the Company believes that it is able to more reliably forecast the revenue to be earned from its clients based on students continuing in the programs.

Platform Revenue Retention Rate, page 53

15.                               Disclose whether you are comparing revenue earned from the same group of programs or the same group of clients. Further, you should analyze the retention rates and discuss the reasons for the increases.

Response to Comment 15:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 52 of the Amended DRS.

Results of Operations

Comparison of Nine Months Ended September 30, 2012 and 2013

Revenue, page 57

16.                               Your disclosures indicate that your revenue increased 47.8% or $18.9 million for the nine months ended September 30, 2013. Further, we note that you disclose $18.4 million of this increase was driven by an increase in total course enrollments in your clients’ programs. Please tell us your consideration of quantifying the number of course enrollments and programs during each period. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. Similar concerns apply to your year over year disclosures on page 59.

Response to Comment 16:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 57 and 59 of the Amended DRS.  In response to the Staff’s comment regarding quantifying the number of course enrollments, the Company refers the Staff to its response to Comment No. 13 above.

Servicing and support, page 57

17.                               We note that for each of your expense line items, the primary reason for the increase period over period is due to an increase in compensation costs. Please tell us your consideration of quantifying the headcount at the end of each period for each line item to explain this increase. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. Similar concerns apply to your year over year disclosures on page 59.

Response to Comment 17:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 57 and 59 of the Amended DRS.

Comparison of Years Ended December 31, 2011 and 2012

Program marketing and sales, page 59

18.                               Please expand your disclosures to clarify the nature of the $7.9 million increase in lead-generation costs and the $3.7 million increase in compensation costs. In this regard, we note that program marketing and sales expense was 81.2% of revenue for the year ended December 31, 2012.

Response to Comment 18:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 60 of the Amended DRS.

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition and Deferred Revenue, page 61

19.                               We note your disclosure that you recognize revenue ratably over the service period, which you define as the period from the first day of classes for each semester in a client’s program through the last day of that semester. Please tell us how you consider the drop/add period in your revenue recognition. In this regard, we note your disclosure under Period-to-Period Fluctuations on page 52 that your clients generally pay you once the drop/add period has passed. In addition, tell us why you believe the service period is a semester instead of over a degree program life or term. Your response should consider that you have multiple deliverables that do not have standalone value.

Response to Comment 19:

The Company advises the Staff that it invoices its clients based on enrollment reports that are generated by its clients.  In some instances, these enrollment reports are received prior to the conclusion of the drop/add period. In such a case, the Company establishes a reserve against revenue, if necessary, based on its estimate of changes in enrollment expected prior to the end of the drop/add period.  The Company notes that, for each period end that falls before the conclusion of the drop/add period, the final drop/add report is typically received from the client shortly after the conclusion of a reporting period, before the financial statements for such period have been prepared.  Therefore, the Company believes that by the time it prepares its financial statements, its estimates as of the balance sheet date are reliable.  On a recurring basis, the Company evaluates the accuracy of its recorded revenue and related reserves and adjusts its estimates as appropriate.

While it enters into long-term contracts with its clients, the Company’s revenue cycle is semester by semester, with revenue from each semester being wholly dependent on that semester’s enrollments.  Students enroll on a semester-by-semester basis and are not obligated to enroll in future semesters. Accordingly, the Company defines its revenue service period to be the first through the last day of classes for each semester in the client’s program, rather than the particular degree program’s life.

The Company further advises the Staff that its bundled technology-enabled services are generally provided in three different phases:

•                  the pre-course enrollment phase;

•                  the course delivery phase; and

•                  the post-course delivery phase.

The Company provides a number of services during the pre-course enrollment phase, such as technology and content development, marketing and other promotional activities for the purpose of student acquisition, student application support services and other services to support students and faculty members. However, the Company does not receive any net program proceeds or other revenue from its clients based on its provision of these pre-course enrollment services.

The Company derives substantially all of its revenue based on course enrollments in its clients’ programs and the delivery of the online courses.  During this course delivery phase, the Company provides access to its digital platform, student non-academic support services, faculty support, technical support services for the digital platform and services relating to in-program student placements.

The services provided by the Company during the post-course delivery phase are inconsequential. Therefore, the Company believes that its earnings process is completed at the end of the course delivery phase (i.e., at the end of each semester), as there are no undelivered elements for which the Company has been paid, nor is the Company entitled to receive any further payments for the services to be provided in subsequent semesters.

The Company considers the provision of its bundled services to be the fulfillment of separate obligations, and therefore it regards each of these contractual components as multiple deliverables within the context of ASC 602-25.  As clients do not have the ability to utilize any of these deliverables individually, they do not have value to the clients on a standalone basis and are considered to be a single unit of accounting.

20.                              Disclose that revenue recognized is based on the specified percentage of net program proceeds from your clients. In addition, disclose how you present the shared program expenses. Indicate whether you provide sale incentives to your clients. We refer you to ASC 605-50.

Response to Comment 20:

In response to the Staff’s comment, the Company has revised the disclosure on pages 62 and F-9 of the Amended DRS. The Company advises the Staff that it may make scholarship funds available to its clients for them to award to students, which are recorded as a reduction to revenue in accordance with ASC 605-50.

Additionally, the Company notes that shared program expenses are not a component of revenue and are recorded by the Company as servicing and support expenses.  Shared program expenses are allocated to the Company in accordance with the terms of contractual arrangements, and these allocation percentages are less than those used to calculate net program proceeds. These shared program expenses are program costs that are not billed to the students and are incurred from third party vendors to provide various student support services.

21.                               We note that no individual deliverable has standalone value upon delivery and you consider all deliverables to be a single unit of accounting. Disclose where you receive other fees in addition to the specified percentage charged. In addition, tell us whether you believe your students are your customers instead of the universities. Please provide an analysis under ASC 605-45-45.

Response to Comment 21:

The Company advises the Staff that it receives no additional fees from the delivery of its contracted services, and it does not sell, license or lease these services on a standalone basis. The Company’s clients may charge mandatory student fees to all of their students, including students enrolled in the online degree programs.  These fees are billed by the Company’s clients in addition to tuition and are a component of net program proceeds.

From time to time, the Company may enter into standalone agreements with clients under which it may earn revenues for providing services unrelated to the client’s degree programs. These supplemental revenues are distinct and separate from the Company’s net program proceeds and are presented separately as a component of revenue.  To date, revenues for these services have been immaterial and the Company expects them to continue to be immaterial in the future.

The Company advises the Staff that it deems the universities to be its clients rather than the students of those universities. In this regard, the Company has evaluated the principal and agent revenue reporting considerations of ASC 605-45-45 and has applied its judgment in determining whether revenue should be reported gross as a principal or net as an agent.  The Company believes that the criteria for reporting revenue on a net basis is most appropriate for the Company’s circumstances, because the Company serves as an agent of its university clients. The universities are the primary obligor in the arrangement, as they are responsible for providing the educational services being purchased by students. The universities make all program admission decisions. Additionally, only the universities have the ability to set tuition pricing, and all financial transactions with the students are conducted directly with the universities. As described throughout the prospectus, the Company receives a contractually fixed percentage of the proceeds billed by the universities, and the Company’s services are tailored to each university’s specifications, not those of the students.

22.                               We note that you offer your customers a software platform. Please provide your analysis supporting why you believe that your platform should not be within the scope of ASC 985-605. Your response should address the criteria outlined in ASC 985-605-55-121.

Response to Comment 22:

The Company advises the Staff that the Company retains all ownership rights to its software platform, and its clients do not acquire title to, or rights in, this software platform at any time, whether before, during or after the educational program has been delivered, except in extraordinary circumstances. As a result, the Company believes that the criteria for a client to take ownership of the software platform have not been met and, therefore, the software cannot be considered to have been sold or leased to the client. Further, because the Company does not sell or lease its software and does not market the software as a separate product or as part of a product or process, the Company does not believe it is within the scope of the application subsections of ASC 985-605. As to ASC 985-605-55-121 specifically, because the Company’s clients do not have contractual rights to take possession of the software with or without significant penalty, at any time, except in extraordinary circumstances, the Company does not consider its bundled service arrangements to be within the scope of this subtopic.  Additionally, it is generally not feasible for the Company’s clients to either run the software on their own or to contract with another party to host the software.

Stock-Based Compensation, page 63

23.                              When your estimated IPO price is available, please revise to disclose the significant factors contributing to the difference between the IPO price and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any. Tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Response to Comment 23:

The Company acknowledges the Staff’s request to include the estimated offering price range in its Registration Statement and to reconcile and explain the difference between the fair value determined as of the date of the Company’s last option grant and the midpoint of the estimated offering price range. The Company confirms that it will do so in a subsequent amendment to the Registration Statement after the estimated price range has been determined.

The Company supplementally advises the Staff that management began informal discussions with investment banks in the first half of 2013 regarding the Company’s prospects for an initial public offering in 2014.  At a meeting of the Company’s board of directors held on May 8, 2013, the board authorized management to begin taking actions in preparation for a potential offering.

The Company initiated formal discussions with investment banks regarding the potential offering in August 2013, when the Company met with representatives from each of the underwriters, as well as representatives from other investment banks that are not participating in the proposed offering.  The purpose of these meetings was to select the underwriters for the proposed offering.  At these meetings, each of the investment banks provided the Company with its analysis of the Company’s business, how the firm would position the Company for an initial public offering, the methodologies the bank expected to use in preparing a valuation of the Company, and analyses of comparable companies. The prospective underwriters did not provide the Company with any formal valuation of the Company at these meetings, or at the organizational meeting for the offering, which was held in October 2013, and have not done so through the date of this response letter.

The Company will supplementally advise the Staff of the Company’s estimated offering price range when available, including the date on which the underwriters first communicate to the Company their estimated offering price range for the Company’s common stock.

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 72

24.                               We note your discussion of cash flows from operating activities. Revise to disclose the underlying reasons for material changes in your operating assets and liabilities to better explain the variability in your cash flows. For example, the underlying reasons for the material changes in deferred revenue and accrued expenses should be considered as opposed to merely noting the changes. Please refer to the guidance of Section IV of SEC Release No. 33-8350.

Response to Comment 24:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 74-75 of the Amended DRS.

Business, page 76

25.                               With respect to data in the prospectus that is attributed to non-governmental, third party sources, such as the Babson Survey Research Group, please provide us with copies of the reports or other written documents relied upon, marked to highlight the relevant sections you reference. Also, tell us if you or offering participants commissioned any such third party reports or whether any of the reports were prepared for this offering.

Response to Comment 25:

The Company acknowledges the Staff’s comment and has supplementally provided the requested information under separate cover to Mr. Crispino. The Company supplementally advises the Staff that the referenced reports were not commissioned by the Company or the other offering participants and were not prepared for this offering.

Technology, page 85

26.                               You disclose in this section that Amazon Web Services is your cloud hosting provider. Please discuss your contractual arrangements with this company in your prospectus and file any agreements with AWS as exhibits to your registration statement, or tell us why this is not required. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response to Comment 26:

The Company advises the Staff that its arrangement with Amazon Web Services, or AWS, for hosting services is pursuant to AWS’s standard form of “click-through” services agreement.

The Company further advises the Staff that it does not believe that the agreement with AWS is required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K. The Company has determined that the agreement with AWS is one that ordinarily accompanies the kind of business conducted by the Company, namely providing bundled SaaS solutions to its university clients.  In particular, the Company notes that all SaaS providers either have or contract with third parties to use their data center hosting facilities. Further, the Company does not believe that this agreement meets any of the tests set forth in Item 601(b)(10)(ii)(A-D). The Company respectfully submits that the agreement with AWS does not fall within subsections (A), (C) or (D) of Item 601(b)(10)(ii). The Company believes that subsection (B) is also inapplicable to the AWS agreement because the Company’s business is not “substantially dependent” on the AWS agreement. AWS provides a cloud computing hosting service, and the Company believes it could obtain comparable services on commercially reasonable terms from a number of other high-quality providers on short notice. In addition, the agreement with AWS is not material to the Company’s financial condition or operating results. Finally, as noted above, the actual agreement with AWS is a standard agreement entered into with all of AWS’s customers, with standard service terms, and would not provide meaningful information to investors. Accordingly, the Company respectfully advises the Staff that it does not believe the agreement with AWS is required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K.

Clients, page 86

27.                               We note that you are filing two agreements with the University of Southern California as exhibits. Please revise your prospectus to provide a description of the material terms of both of these agreements, including the exclusivity provisions in both agreements. Also, you disclose in Note 2 to your Consolidated Financial Statements that you had a contract with another university that accounted for approximately 15% of your revenues for the year ended December 31, 2012. Identify in this section the client with which you have that agreement and provide a description of the material terms of the agreement. Also, file the agreement as an exhibit to your registration statement or advise why you believe it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response to Comment 27:

In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the Amended DRS to describe the material terms of the two agreements with the University of Southern California and to identify Georgetown University School of Nursing and Health Studies (“Georgetown”) as the other university.

The Company advises the Staff that it does not believe that its business is “substantially dependent” on Georgetown and, accordingly, does not believe that its agreement with Georgetown is required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K.  The Company’s  agreement with Georgetown covers only one of 11  graduate school programs currently enabled by the Company, and as described above, the Company’s two agreements with the University of Southern California are responsible for a significantly higher percentage of its revenue than its agreement with Georgetown.  Furthermore, as programs launched in 2013 and 2014 become more mature and produce more revenue, the Company expects that its agreement with Georgetown will account for an even smaller percentage of its total revenue.

Likewise, the Company advises the Staff that it does not believe that summarizing the terms of its agreement with Georgetown will add meaningful disclosure.  This agreement is substantively similar to the Company’s other agreements, which are described in general on page 88 of the Amended DRS, and does not differ materially from the agreements with the University of Southern California that are summarized on page 89 of the Amended DRS.

Management, page 93

28.                               Please disclose Mr. Larson’s principal occupations and employment from 2007 through 2010. Provide the same disclosure for Mr. Moe from September 2008 through September 2010. Refer to Item 401(e) of Regulation S-K.

Response to Comment 28:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 97 of the Amended DRS.

Certain Relationships and Related Party Transactions, page 110

29.                               Please discuss in this section your utilization of the marketing and event planning services of a company partially owned by one of your executive officers, as disclosed in Note 14 to your Consolidated Financial Statements. File any agreement you have with the company as an exhibit or advise why this is not required. Refer to Items 404 and 601(b)(10)(ii)(A) of Regulation S-K. Also, file as an exhibit the sublease agreement with the entity affiliated with Mr. Katzman.

Response to Comment 29:

The Company advises the Staff that, notwithstanding the disclosure in the footnotes to the Company’s financial statements, the Company does not believe that its arrangement with the marketing and event planning company is required to be disclosed in the prospectus pursuant to Item 404 of Regulation S-K or that the agreement is required to be filed as an exhibit under Item 601(b)(10)(ii)(A) of Regulation S-K.

As noted in Note 14, the Company paid the third party approximately $273,000 during the year ended December 31, 2012, and approximately $278,000 for the nine months ended September 30, 2013.  The Company advises the Staff that the executive officer has only a minority ownership interest in the event planning company, does not serve as a director or officer of the company and does not exercise any control over its operations.  While the total amount involved in this arrangement exceeds $120,000 during the last fiscal year and will exceed this threshold in the current fiscal year, and while the Company’s executive officer has an equity interest in the third party that exceeds ten percent, the Company does not believe this interest is a “direct or indirect material interest” that would require disclosure of the relationship pursuant to Item 404 of Regulation S-K.  Further, a portion of the payments made by the Company to the event planning company represents reimbursement of third-party expenses that are advanced by the event planning company on the Company’s behalf.  As a result, the amounts paid by the Company for services provided, while in excess of $120,000, are even less than the amounts set forth above.

Similarly, the Company does not believe that the agreement with this third party is required to be filed pursuant to Item 601(b)(10)(ii)(A).  The executive officer is not a party to the agreement; he is merely a minority equity owner of the company that is the Company’s counterparty.  However, even if the officer were deemed to be a party to the agreement, the Company respectfully submits that the agreement is of the kind that ordinarily accompanies the kind of business conducted by the Company in its marketing and sales activities and is “immaterial in amount or significance,” and as a result is not within the scope of Item 601(b)(10)(ii)(A).

In response to the last part of the Staff’s comment, the Company has filed the sublease agreement with the entity owned by Mr. Katzman as an exhibit to the Amended DRS.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Fair Value Measurements, page F-10

30.                               Please expand your disclosures to clarify why your cash and cash equivalents are categorized as Level 2 at December 31, 2012 and September 30, 2013. In addition, provide disclosure to include a description of the valuation technique and the inputs used in the fair value measurement. Refer to FASB ASC 820-10-50-2.bbb.

Response to Comment 30:

In response to the Staff’s comment, the Company has revised the disclosure on page F-11 of the Amended DRS.

Capitalized Content Development Costs, page F-13

31.                               Your disclosure indicates that you are capitalizing external direct costs, payroll and payroll-related costs. Please expand your disclosure to clarify the nature of these costs. That is, explain why these costs qualify as content development cost and should be capitalized. Cite the accounting literature that supports your accounting. It appears that the client is providing the intellectual property or the course content, therefore, clarify why the expenses you incur should be capitalized.

Response to Comment 31:

In response to the Staff’s comment, the Company has revised the disclosure on page F-14 of the Amended DRS.

The Company supplementally advises the Staff that it is not aware of any authoritative accounting literature that applies directly to the capitalization of content development costs. However, the Company believes that its content development costs have multiple characteristics in common with other types of capitalized costs for which guidance does exist.  For example, the Company notes that, under ASC 350-40, software development costs may be capitalized when such software is intended for internal use. ASC 350-40-05-2 sets forth the characteristics of internal-use software as software that is being acquired, internally developed, or modified solely to meet the entity’s internal needs, and for which, during the software’s development or modification, no substantive plan exists or is being developed to market the software externally.

EITF 00-3 provides further assistance in making the determination as to whether developed software is for internal or external use in observing that if the vendor never sells, leases or licenses the software, then the software is utilized in providing services, and the development costs of the software should be accounted for in accordance with SOP 98-1, which was superseded by ASC 350-40. Further, if it is not feasible for the customer either to run the software on its own hardware or to contract with another unrelated party to host the software, then it does not meet the characteristics of a sale. In drawing a parallel comparison, the Company believes that its developed curriculum content is never sold, leased or licensed to, or otherwise taken into possession by, its clients; rather, the Company utilizes the developed content to meet its internal needs in providing services and fulfilling contractual obligations to its clients. Furthermore, the Company’s clients are unable to utilize the content without the Company’s platform.

Under ASC 350-40-25-2, internal and external costs incurred to develop internal-use computer software during the application development stage should be capitalized. The Company only capitalizes content development costs incurred during the application development stage of each of its client degree programs, and only those costs that are directly attributable to the design and optimization of its clients’ curricula for online delivery and production of video and other digital content utilized in these programs.  The Company believes this treatment is consistent with the treatment of capitalized costs under ASC 350-40-25-2.

Furthermore, ASC 350-40-30 prescribes that costs of computer software developed or obtained for internal use that may be capitalized include only external direct costs of materials and services consumed in developing or obtaining the internal-use computer software, as well as payroll and payroll-related costs for employees who are directly associated with the internal-use software project. In the case of the Company’s content development, only the same types of costs incurred in the direct production of program curriculum are capitalized.

Finally, in looking to other analogous literature, the Company notes that that FASB Statement of Financial Accounting Concepts No. 6, while non-authoritative,  contains relevant elements that define an asset. Under this guidance, an asset embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows.  An entity may record an asset when the entity can obtain the benefit and control others’ access to it and the transaction or other event giving rise to the entity’s right to, or control of, the benefit has already occurred.  In conjunction with the use of the Company’s software platform, the Company believes that its capitalized content development costs result in probable future cash inflows, the future benefit is controlled by the Company through its ownership of the packaging and delivery mechanism, and the costs have already been incurred, thereby meeting the definition of an asset at a fundamental level.

In conclusion, as a result of borrowing key elements primarily from what it regards as the most relatable technical guidance in ASC 350-40 and other guidance, the Company believes that its content development activities are fundamentally similar in nature to software development and effectively meet each of the requisite conditions necessary for capitalization.

32.                               Please disclose in greater detail how you determined the useful life of the respective capitalized content program to be generally five years. In this regard, we note your disclosure that there is rapid change in technologies and your disclosure on page 14 that you launched your first client program in 2009 and five of your 11 graduate programs were launched in 2013. Also disclose if you evaluate the future recoverability and frequency of this evaluation of these capitalized amounts. In this regard, please tell us whether each piece of content you have capitalized is generating revenue. Further, tell us how you assess impairment for your content, including whether each individual piece of content represents a separate unit of accounting for purposes of evaluating impairment.

Response to Comment 32:

In response to the Staff’s comment, the Company has revised the disclosure on page F-14 of the Amended DRS.

The Company supplementally advises the Staff that its operations are managed and evaluated on a client degree program-level basis, which is the lowest level for which there are identifiable cash flows and for which program costs are capitalized. In determining the useful life of developed content at the degree program level, the Company considered expected curriculum refresh rates cited by program faculty members for similar on-campus programs, which are approximately five years. Additionally, the developed content is reusable over multiple semesters; in fact, the content created for the Company’s earliest launched programs in 2009 is still in use today.

Although technologies may experience continuous changes, developed content is not based largely on technology, but rather takes the form of video and digital media that is separate from the Company’s technology platform and other internally developed applications, thereby rendering the content less susceptible to rapid obsolescence. Additionally, the content is transferable to newer technologies as they become utilized, and the Company believes its estimated useful life of five years represents a term that most closely matches the future revenue stream derived from the use of the developed content in each of its client programs.

The Company further advises the Staff that, with the exception of two of its client degree programs, both of which are still in the application development stage and have not yet launched, each client program for which the Company has capitalized content development costs is currently producing revenue. Each capitalized content asset is directly attributable to a discrete client degree program and represents a separate unit of accounting. The Company regularly evaluates the recoverability of its capitalized content costs whenever a triggering event occurs, in accordance with ASC 350-40-35.

Note 5. Commitments and Contingencies

Legal Contingencies, page F-17

33.                               If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Response to Comment 33:

In response to the Staff’s comment, the Company has revised the disclosure on page F-18 of the Amended DRS.

The Company supplementally advises the Staff that it records an accrual for a loss contingency if a material loss is both probable and can be reasonably estimated, in accordance with the requirements of paragraphs 1 and 2 of ASC 450-20-50. The Company also evaluates whether there is at least a reasonable possibility that a material loss, or a material loss in excess of a recorded accrual for a loss contingency, may have been incurred to determine if disclosure is necessary pursuant to paragraphs 3 through 5 of ASC 450-20-50 and Question 2 of SAB Topic 5Y.

For the years ended December 31, 2011 and 2012, and for the nine months ended September 30, 2013, the Company was not a party to any litigation or any claims the outcome of which could have a material adverse effect on its business, operating results, financial condition or cash flows. Accordingly, the Company concluded there was not a reasonable possibility that it may have incurred a material loss, or a material loss in excess of a recorded accrual, with respect to loss contingencies.  Accordingly, the Company believes that no additional disclosure is required.

Note 10. Stock-Based Compensation, page F-25

34.                               Your disclosure on page 67 indicates that you granted option awards in October 2013. Please expand your footnote disclosure to include these options granted. Refer to FASB ASC 260-10-50-2.

Response to Comment 34:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-31 and F-32 of the Amended DRS.

*   *   *   *

As requested by the Staff, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please fax any additional comment letters concerning the revised draft of the Registration Statement to (703) 456-8100 and direct any questions or comments concerning this response letter to either the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:                                Christopher J. Paucek, 2U, Inc.

Catherine Graham, 2U, Inc.

Todd Glassman, 2U, Inc.

William J. Schnoor, Goodwin Procter LLP